Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Arteris, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04302A104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04302A104	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Bayview Legacy, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,323,891
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,323,891

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,323,891
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 30.9%
12	Type of Reporting Person OO

CUSIP No. 04302A104	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons K. Charles Janac
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 185,230
	6	Shared Voting Power 10,323,891
	7	Sole Dispositive Power 185,230
	8	Shared Dispositive Power 10,323,891

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,509,121
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 31.4%
12	Type of Reporting Person IN

CUSIP No. 04302A104	Schedule 13G	Page 3 of 7

ITEM 1.	(a) Name of Issuer:

Arteris, Inc. (the “Issuer”).

(b)     Address of Issuer’s Principal Executive Offices:

595 Millich Drive, Suite 200, Campbell, CA 95008

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Bayview Legacy, LLC

K. Charles Janac

(b)     Address or Principal Business Office:

The business address for each of Bayview Legacy, LLC and Mr. Janac is c/o Arteris, Inc., 595 Millich Drive, Suite 200, Campbell, CA 95008.

(c)     Citizenship of each Reporting Person is:

Bayview Legacy, LLC is organized under the laws of the State of Delaware. Mr. Janac is a citizen of the United States.

(d)     Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e)     CUSIP Number:

04302A104

ITEM 3.

Not applicable.

CUSIP No. 04302A104	Schedule 13G	Page 4 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2022, based upon 33,425,197 shares of Common Stock outstanding as of November 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Bayview Legacy, LLC	10,323,891	30.9%	0	10,323,891	0	10,323,891
K. Charles Janac	10,509,121	31.4%	185,230	10,323,891	185,230	10,323,891

Bayview Legacy, LLC is the record holder of 10,323,891 shares of Common Stock. Mr. Janac is the manager of Bayview Legacy, LLC and, as such, may be deemed to share beneficial ownership of the securities held of record by Bayview Legacy, LLC.

Mr. Janac may also be deemed to share beneficial ownership of 185,230 shares of Common Stock, which includes (i) 104,641 shares of Common Stock held of record by Mr. Janac, (ii) 77,286 shares of Common Stock held of record by the Janac Trust and (iii) 3,303 shares of Common Stock underlying restricted stock units that will vest on or prior to March 1, 2023.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 04302A104	Schedule 13G	Page 5 of 7

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 04302A104	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Bayview Legacy, LLC

By:	/s/ K. Charles Janac
Name:	K. Charles Janac
Title:	Manager

K. Charles Janac

/s/ K. Charles Janac

CUSIP No. 04302A104	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).